U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C. 20549

                                    FORM 11-K

                             SEC FILE NUMBER: 0-5485
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                              CUSIP NUMBER:  294037-20-5
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(Check One):
[ } Form 10-K and Form 10-KSB
[ ] Form 20-F
[X] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR
    As of July 12, 1999 and December 31, 1998 and
    For the Period January 1, 1999 to July 12, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
    For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                                     ----------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                     ----------
Part I - Registrant Information

                               Viskase Companies, Inc.
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                               Full Name of Registrant

                             Envirodyne Industries, Inc.
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                               Former Name if Applicable

                               6855 West 65th Street
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               Address of Principal Executive Office (Street and Number)

                               Chicago, Illinois 60638
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                               City, State and Zip Code

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon S. Donovan                 708                  496-4200
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(Name)                        (Area Code)            (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).  [X] Yes     [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?    [ ] Yes     [X] No
    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Viskase Companies, Inc.
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                            (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date:                                by:  /s/ Gordon S. Donovan
      --------------------                -------------------------------------
                                          Vice President,
                                          Chief Financial Officer and Treasurer

Envirodyne Industries, Inc.
Retirement Savings Plan

Report on Audits of Financial Statements
And Supplemental Schedule

As of July 12, 1999 and December 31, 1998 and
For the Period January 1, 1999 to July 12, 1999


Envirodyne Industries, Inc.
Retirement Savings Plan

Index to Financial Statements and Supplemental Schedule
-----------------------------------------------------------------------------


                                                                      Page(s)

Report of Independent Accountants                                          1

Financial Statements:
     Statement of Net Assets Available for Benefits,
          as of July 12, 1999 and December 31, 1998                        2
     Statement of Changes in Net Assets Available
          for Benefits, for the period January 1, 1999 to
          July 12, 1999                                                    3

Notes to the Financial Statements                                        4-9

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets Held for
          Investment Purposes, July 12, 1999                              10





Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Envirodyne Industries, Inc. Retirement Savings Plan.

                           Report of Independent Accountants

[PRICEWATERHOUSECOOPERS LETTERHEAD]

To the Participants and Administrator of Envirodyne Industries, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Envirodyne Industries, Inc. Retirement Savings Plan (the "Plan") at July 12, 1999 and December 31, 1998, and the changes in net assets available for benefits for the period January 1, 1999 to July 12, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Line 4i, Schedule of Assets Held for Investment Purposes, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, Viskase Companies, Inc. voted to terminate the Plan as of July 12, 1999. Concurrent with the termination, all Plan assets were transferred to the SAVE Program for Employees of Viskase Corporation Plan (sponsored by Viskase Corporation).



Chicago, IL
July 7, 2000

Envirodyne Industries, Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits
As of July 12, 1999 and December 31, 1998
-----------------------------------------------------------------------------

Assets                                                      1999         1998
Investments:
  Plan investments at fair value                          $    -     $969,564

Receivables:
  Employer contributions                                       -        3,281
                                                          ------     --------

Net assets available for benefits                         $    -     $972,845
                                                          ======     ========

  The accompanying notes are an integral part of these financial statements.

Envirodyne Industries, Inc.
Retirement Savings Plan

Statements of Net Assets Available for Benefits
For the Period January 1, 1999 to July 12, 1999
-----------------------------------------------------------------------------

Additions:
 Investment income:
   Net appreciation in fair value of investments                $    111,372
   Dividend and interest income                                        4,595
                                                                -------------
     Total investment income                                         115,967
                                                                -------------

 Contributions:
  Employer                                                            19,673
  Participants                                                        48,870
                                                                -------------
     Total contributions                                              68,543
                                                                -------------
     Total additions                                                 184,510
                                                                -------------
 Deductions
  Plan transfers (Note 1)                                          1,156,857
  Administrative expenses                                                498
                                                                -------------
     Total deductions                                              1,157,355
                                                                -------------
Net decrease                                                        (972,845)

Net assets available for benefits, beginning of period               972,845
                                                                -------------
Net assets available for benefits, end of period                $          -
                                                                =============

  The accompanying notes are an integral part of these financial statements.

Envirodyne Industries, Inc.
Retirement Savings Plan

Notes to the Financial Statements
-----------------------------------------------------------------------------

 1.  Description of the Plan

     The following description of the Envirodyne Industries, Inc. Retirement Savings Plan ("the Plan") provides only general information.
     Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Termination of the Plan

     Effective July 12, 1999, Viskase Companies, Inc. adopted a resolution to terminate the Plan.

     Effective July 12, 1999, the Plan assets were transferred to the SAVE Program for Employees of Viskase Corporation Plan (sponsored by Viskase Corporation).

     General

     The Plan was a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Companies, Inc. (formerly Envirodyne Industries, Inc.) ("Employer") and its participating subsidiaries who met eligibility requirements could elect to participate in the Plan. Employees who were covered by a collective bargaining agreement would be eligible only if their participation was provided for in the agreement. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provided for investment election alternatives allowing Participant contributions to be invested in certain individual programs by each Participant in ten percent (10%) increments. Participants could change their investment elections up to four times a year as provided in the Plan. Employer contributions were invested in the same proportion as the Participants' contributions. The Plan offered ten mutual funds and Viskase Companies, Inc. common stock as investment options for Participants.

     Participation

     Eligible employees could become Plan members ("Participants") on the first day of January, April, July or October following six months from their date of hire.

     Contributions

     Participating employees, by means of authorized payroll deductions, could make both before-tax and after-tax contributions to the Plan in amounts based upon a percentage of their compensation. These before-tax contributions could not be less than two percent (2%) nor greater than fifteen percent (15%) of the Participant's compensation. The after-tax contribution could not be less than one percent (1%) nor greater than ten percent (10%) of the Participant's compensation. Only Participant's before-tax contributions up to six percent (6%) of the Participant's compensation were eligible to receive an employer matching contribution. Employer matching contributions to the Plan varied based upon the Participant's years of credited service. At the discretion of the Employer, there also could be an employer profit sharing contribution for active Participants at the end of the Plan year.

     Vesting

     Participant's contributions plus the earnings thereon were fully vested. Vesting in the employer contributions and the earnings thereon was based on years of credited service. A Participant was fully vested after five years of credited service. If a Participant attains age 65, or becomes permanently and totally disabled, or dies, the full value of the employer contribution account becomes immediately vested and is non-forfeitable.

     Allocations

     Investment income was allocated based on account balances as defined by the Plan.

     The Employer profit sharing contribution was allocated to Participants based upon their annual compensation as a percentage of the total annual compensation for all Participants.

     Participant notes receivable

     Participants could borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. All loans must be repaid within five years. The loans were secured by the balance in the Participant's account and bear interest at a rate determined by the plan administrator equal to one percent (1%) over the prime interest rate. Principal and interest was paid ratably through payroll deductions.

     Payment of benefits

     Upon termination, Participants with a vested interest in their account balance of less than or equal to $5,000 received a distribution in a single sum payment.

     Participants with vested interest in their account balance in excess of $5,000 could receive a distribution in a single sum payment or could elect to receive installment payments. The Participant could elect to commence the payments sixty days after the close of the plan year in which the Participant attains age 65 or terminates employment, whichever is later, provided however, that payment to any Participant could begin no later than the April 1 following the plan year the Participant reaches age 70-1/2.

     Participants could elect to rollover single sum distributions into a qualified retirement plan or a qualified retirement account.

     Withdrawals while employed

     The Plan permitted Participants to make withdrawals while they were employed. The Plan established limits and priority of any withdrawal. The Plan also permitted hardship withdrawals from tax-deferred and rollover contributions in accordance with Internal Revenue Code requirements.

     Rollover contributions

     The rollover contributions represent lump sum benefits received by certain employees from another organization's pension or profit sharing plan, or from the Envirodyne Employee Thrift Plan. The Plan allowed a Participant to contribute these benefits in ten percent (10%) increments to the Plan funds. Rollover contributions were included in employee contributions in the statement of changes in net assets available for benefits. A rollover contribution was payable upon retirement, termination of employment, death or disability.

 2.  Summary of Significant Accounting Policies

     Basis of presentation

     The accompanying financial statements were prepared on the accrual basis of accounting.

     Investments

     Investments were stated at fair value based on published market quotations in an active market. Participant notes receivable were valued at cost which approximates market value.

     Investment transactions were reflected on a trade-date basis. Income from investments was recorded as earned on an accrual basis. Cost was determined on an average-cost basis.

     The Plan presented in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments and the increase in value of the Plan's interest in pooled separate accounts which consisted of the realized gain (loss) and the unrealized appreciation (depreciation) on investments.

     Use of estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and uncertainties

     The Plan provided for various investment options in any combination of Viskase Companies, Inc. common stock and numerous pooled investment accounts. Investment securities were exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it was at least reasonably possible that changes in the values of investment securities would occur in the near term and that such changes could materially affect the Participants' account balances and the amounts reported in the statement of net assets available for benefits.

     Administrative expenses

     Expenses of the Plan other than brokerage commissions, which are included in the cost of the investments and loan fees and were paid directly by the Plan, were paid by the Employer. Although the Employer had elected to pay these expenses, it is not obligated to do so. If the Employer ceased to pay all or part of these expenses in the future, they would be paid by the Plan's trustee out of the assets of the Plan.

     Forfeitures

     Forfeitures were recorded as a reduction to the aggregate Employer contributions in the year they occur. For the period January 1, 1999 to July 12, 1999 and the year ended December 31, 1998 forfeitures amounted to $0 and $8,895, respectively.

     Payment of benefits

     Benefits were recorded when paid.

     Accounting pronouncements

     In 1999, the Plan adopted statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which simplified financial statement presentation and related disclosures for certain investments.

     Reclassifications

     Certain 1998 amounts were reclassified to conform to the 1999 presentation.

 3.  Contributions

     Contributions to the Plan by Viskase Companies, Inc., (formerly Envirodyne Industries, Inc.) (parent) were as follows:

                                                                   Viskase
                                                              Companies, Inc.
                                                              ---------------
             Employer                                            $  19,673
             Participant                                            48,870
                                                                 ---------
                                                                 $  68,543
                                                                 =========

 4.  Investments

     There were no assets representing five percent (5%) or more of net assets available for benefits at July 12, 1999. Investments representing five percent (5%) or more of net assets available for benefits at December 31, 1998 were as follows:

     Guaranteed Long Term Fund  Pooled Separate Account          $ 102,462
     Fidelity Growth Advisor Fund  Pooled Separate Account          72,847
     Fidelity Puritan Fund  Pooled Separate Account                 82,857
     20th Century Ultra Fund  Pooled Separate Account              154,207
     Warburg Growth & Income Fund  Pooled Separate Account         112,024
     Viskase Stock Fund  Company Stock                             405,985

     During the period January 1, 1999 to July 12, 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $111,372, as follows:

                                                           1999

     Insurance company pooled separate accounts       $  50,747
     Viskase company stock                               60,625
                                                      ---------
                                                      $ 111,372
                                                      =========

 5.  Federal Income Taxes

     The Internal Revenue Service has determined and informed the Employer by a letter dated July 9, 1997, that the Plan, and related trust, as then designed were in compliance with the appropriate sections of the Internal Revenue Code ("Code"). The Plan had subsequently been amended. However, the plan administrator believed the Plan was designed and operated in accordance with the applicable sections of the Code.

 6.  Related Party Transactions

     Included in Plan assets at December 31, 1998 were 95,052 shares of common stock of Viskase Companies, Inc. the parent of the Company. As of December 31, 1998, the stock had an original cost of $346,378 and a market value of $405,018.

     These transactions were allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

 7.  Plan Termination

     The Employer reserves the right to alter, amend, or terminate the Plan. In the event of Plan termination, Participants would become fully vested in their accounts. The Company consolidated the Plan with an affiliated company plan as of July 12, 1999.

                             SUPPLEMENTAL SCHEDULE


Envirodyne Industries, Inc.
Retirement Savings Plan

Schedule H, Line 4j - Schedule of Assets Held for Investment
July 12, 1999
-----------------------------------------------------------------------------

(a)                        (b)                    (c)         (d)        (e)
                                           Description of
                                             investment
                                         including maturity
                                            date, rate of
                                               interest,
                    Identity of issue,     collateral par
                     borrower, lessor        or maturity
                     or similar party           value         Cost      Current Value
-----------------   ------------------   ------------------   ----      -------------
Total investments                                             $    -    $     -
                                                              =======    =======

